UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
______________________

SCHEDULE 14f-1
______________________

DOUBLE EAGLE HOLDINGS, LTD.
 (Exact name of registrant as specified in its charter)

Nevada	000-22991	87-0460247
(State or other	Commission	(IRS Employer
jurisdiction of incorporation)	file number	Identification No.)

20900 NE 30th Avenue, Eighth Floor, Aventura, FL 33180

Registrant’s telephone number, including area code: (786) 629-6657

INFORMATION STATEMENT FILED PURSUANT TO SECTION 14f
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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DOUBLE EAGLE HOLDINGS, LTD.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

As used in this Information Statement, the terms “our company”, “we” and “us” refer to Double Eagle Holdings, Ltd., a Nevada corporation. This Information Statement is being mailed on or about April 18, 2011, by us to the holders of record of our shares of common stock as of the close of business on April 7, 2011. This Information Statement is provided to you for information purposes only. We are not soliciting proxies in connection with the matters described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

Our company and the directors and officers of our company are currently negotiating the terms of an Exchange Agreement with various third parties whereby it is anticipated that, upon the closing of the proposed Exchange Agreement, we will issue an aggregate of 23,297,000 shares of our common stock in exchange for all of the outstanding shares of common stock of Fuse Science, Inc. (“Fuse Science”), such that Fuse Science will become a wholly owned subsidiary of ours. The terms of the proposed Exchange Agreement are summarized below under the heading “Exchange Agreement”.

Our current board of directors consists of Aitan Zacharin, Maurice E. Durschlag and Erik Phillips. The proposed Exchange Agreement contemplates that, upon the closing thereof, Mr. Durschlag and Mr. Phillips will resign as directors and be replaced by Adam Adler and Brian Tuffin, each of whom are current shareholders of Fuse Science.  The resignations of the current directors and the appointments of Mr. Adler and Mr. Tuffin will constitute a change in the majority of our directors. The resignations and appointments of such directors, however, will not take effect until at least ten days after this Information Statement is filed with the Securities and Exchange Commission and mailed to our shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934, and Rule 14(f)-1 thereunder.

Exchange Agreement

To date, we have not been as successful as hoped in implementing our business plan. In January 2009 we ceased operating as a Business Development Company and in October 2010 we entered into a letter of intent with our director and Chief Executive Officer, Maurice E. Durschlag, to acquire two privately held companies, Fuse Science, Inc. and Skin Science, Inc. from him. Fuse Science, Inc. has developed several concentrated sublingual drops to include electrolytes for sports, caffeine drops for energy and vitamin drops for children.  Skin Science, Inc. has a patent-pending system including manufactured thin film incorporating natural and synthetic active ingredients that when applied in conjunction with heat and moisture increase the overall health and beauty of the skin.  Skin Science, Inc. has also formulated a product for acne treatment.  However, we were unsuccessful in raising the necessary financing for such acquisition and Mr. Durschlag recently assigned and transferred the assets of both private companies to a newly formed entity Fuse Science, Inc. (“Fuse Science”), of which he is one of four owners, and he owns 23% of the outstanding shares.   Adam Adler and Brian Tuffin, our anticipated new directors, each owns 27% and 26%, respectively, of the outstanding shares of Fuse Science and will be issued 6,332,000 and 6,007,000 shares of our common stock upon consummation of the Exchange Agreement.  Management believes that the acquisition of the technology acquired by Fuse Science from Maurice E. Durschlag presents an opportunity for our company to realize value for our shareholders. As a result, our current independent directors have decided to issue shares of our common stock in exchange for all of the common stock of Fuse Science such that Fuse Science will become a wholly owned subsidiary of ours. In connection therewith, two of our current directors will resign from such positions and permit a new group of individuals to direct and manage our company and seek out viable business opportunities related to the development, manufacture and commercialization of the technology owned by Fuse Science. Our company is currently negotiating the terms of the proposed Exchange Agreement whereby it is contemplated that we will issue an aggregate of 23,297,000 shares of our common stock to the four current shareholders of Fuse Science in exchange for all of the common stock of Fuse Science, and Fuse Science will become a wholly owned subsidiary of ours, which will result in a change of control of our company.  Upon entry into the Exchange Agreement, and upon the closing thereof, our company will be required to prepare and file a current report on Form 8-K to disclose the material terms thereof. Our company has decided to prepare and file this Information Statement prior to the entry into the Exchange Agreement in order to initiate the 10-day requirement under Rule 14(f)-1 of the Securities Exchange Act of 1934.

Due to the fact that our company has not yet finalized and entered into the Exchange Agreement, we can offer no assurances that the proposed changes to our board of directors will occur, nor can we offer any assurances that our company will enter into the proposed Exchange Agreement, or on terms as described herein. Our board of directors may elect to terminate negotiations in connection with the proposed Exchange Agreement at any time for any reason.

It is anticipated that the closing of the proposed Exchange Agreement will be subject to the satisfaction of conditions precedent to closing including the requirement that certain current board members and officers of our company resign and are replaced by the proposed directors and officers as described herein.

Change of Control

The closing of the proposed Exchange Agreement will result in a change of control of our company due to the fact that an aggregate amount of 23,297,000 shares of common stock in the capital of our company will be issued to third parties, one of whom is Maurice E. Durschlag. In addition, and upon the closing of the proposed Exchange Agreement, it is anticipated that the current directors, other than Aitan Zacharin, will resign as directors and officers of our company and it is anticipated that the following persons will be appointed to fill the vacancies caused by such resignations:

Name	Age	Position
Adam Adler	27	Chief Executive Officer and Director

Brian Tuffin	45	President and Director

Voting Securities

Our board of directors fixed the close of business on April 13, 2011 as the record date for determining the holders of our common stock who are entitled to receive this Information Statement. Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share. As of April 6, 2011, there were 59,379,493 shares of common stock outstanding (including 6,400,000 shares not yet issued, but which we are committed to issue) and no shares of preferred stock outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.  It is anticipated that after closing of the Exchange Agreement there will be 82,676,493 shares issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of April 6, 2011 by: (i) any holder of more than five percent (5%) of the shares of our common stock; (ii) each of our company’s executive officers and directors; (iii) the nominees who our company anticipates will be appointed as directors and officers upon the closing of the proposed Exchange Agreement; and (iv) our company’s directors and executive officers as a group. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

Current Beneficial Owners

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (2)

Maurice E. Durschlag 5403 Mc Chesney Drive Charlotte, NC 28269	Common Stock(3)	1,000,000	1.6%

Aitan Zacharin 20900 NE 30th Ave. Eighth Floor Aventura, FL 33180	Common Stock	6,400,000	10.8%

Erik Phillips 5403 Mc Chesney Drive Charlotte, NC 28269	Common Stock	-

Directors and Executive Officers (3 – as a group)	Common Stock	7,400,000	12.4%

Notes:

(1)
Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this report as of which there were 59,379,493 shares of our common stock outstanding (including 6,400,000 shares not yet issued, but which we are committed to issue).

(2)	Based on 59,379,493 shares of common stock outstanding as of the date of this report (including 6,400,000 shares not yet issued, but which we are committed to issue).
(3)	After the closing of the Exchange Agreement it is anticipated that Maurice E. Durschlag will be issued an additional 5,445,500 shares of our common stock.

Changes to the Board of Directors

We anticipate there will be a change in the majority of our directors upon the closing of the Exchange Agreement due to the proposed resignations of Maurice E. Durschlag and Erik Phillips. Following the closing of the Exchange Agreement and the expiration of the ten-day period in accordance with Section 14(f)-1 of the Securities Exchange Act of 1934, our company anticipates that our board of directors will be comprised of Aitan Zacharin, Adam Adler and Brian Tuffin.

Current Directors and Executive Officers

The following table sets forth information regarding our current directors and officers:

Name and Address	Position Held	Age	Date First Appointed

Maurice E. Durschlag* 5403 Mc Chesney Drive Charlotte, NC 28269	President, Former Chief Executive Officer, and current Secretary, Treasurer and Director	47	March 30, 2007

Aitan Zacharin 20900 NE 30th Ave. Eighth Floor Aventura, FL 33180	Chief Marketing Officer, Chief Information Officer and Director	27	March 25,2011

Erik Phillips 5403 Mc Chesney Drive Charlotte, NC 28269	Director	40	December 18, 2007

It is anticipated that Maurice E. Durschlag will be engaged as a consultant to our company for a one year period after the closing of the Exchange Agreement.   Subject to meeting certain financial milestones, it is expected that Mr. Durschlag will receive One Hundred Thousand Dollars ($100,000) for his services as a consultant to our company.  In addition, in accordance with the proposed terms of his patent assignment and technology transfer agreement with Fuse Science, he would be entitled to an annual  royalty equal to: (i) five percent (5%) of the annual gross revenue derived by Fuse Science from the sale of products that incorporate the technology to the extent such gross revenue during such year is in excess of One Hundred Thousand Dollars ($100,000) but less than Ten Million Dollars ($10,000,000) and (ii) two and a half percent (2.5%) of the annual gross revenue derived by Fuse Science from the sale of products that incorporate the technology to the extent such annual gross revenue is in excess of Ten Million Dollars ($10,000,000); provided, however, that it is anticipated that no royalty will be paid on annual gross revenue to the extent such revenue exceeds Fifty Million Dollars ($50,000,000). As such, the maximum royalty that would be paid in any one year would be One Million Four Hundred Seventy-Five Thousand Dollars ($1,475,000).

Business Experience

The following is a brief account of the education and business experience of our current directors and executive officers during at least the past five (5) years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Maurice E. Durschlag, President, Former Chief Executive Officer, Secretary, Treasurer, and Director

Maurice E. Durschlag became a director and Chief Executive Officer of our company on March 30, 2007.  Mr. Durschlag was appointed a director of HealthSport, Inc. on September 11, 2006.  Mr. Durschlag is the co-developer of the Enlyten electrolyte sports strips and co-authored the patent, “Edible Film for Transmucosal Delivery of Nutritional Supplements”.  Mr. Durschlag has extensive experience in the fields of healthcare and sports medicine, with specific emphasis on novel drug delivery systems.  In addition, Mr. Durschlag is a partner in Greenville, South Carolina based GlucoTec, Inc., a developer and manufacturer of an FDA Class II Medical Device designed to regulate blood glucose levels in an acute care setting via both intravenous and subcutaneous delivery of insulin and other fluids.  Mr. Durschlag has also co-authored patents in this area.  Previously, Mr. Durschlag served as Vice President of Sales and Marketing for Diabetes Management Services, Inc., a durable medical equipment distributor with specific treatment modules in women’s health and pregnancy.  Mr. Durschlag holds a bachelors degree from California University of Pennsylvania and an MBA from Clemson University.

Erik S. Phillips, Director

Erik Phillips has spent over 15 years in the fields of corporate logistics and distribution management.  Mr. Phillips is currently employed by Clarion Technologies as Manager of logistical operations.  During his career he has managed distribution operations well in excess of one hundred million dollars for companies such as RoadWay Express, Intex Corporation, Jacobson Companies, and Confluence Watersports.  Mr. Phillips also consults with companies with regard to computerized inventory control and distribution, and distribution personnel staffing and management.  Erik Phillips is a graduate of Clemson University, Clemson, South Carolina, where he received a Bachelors of Science Degree in Business and Operations Management   Mr. Phillips was a member of the Clemson University Football Team (1988-92), and is a member of the Clemson University Letterman's Club.

Aitan Zacharin, Chief Marketing Officer, Chief Information Officer and Director

Mr. Zacharin has been an executive and corporate leader in the information technology and marketing industry. From 2004 to 2010 Mr. Zacharin served as Chief Executive Officer and President of Affilico, a large performance-based marketing and customer-acquisition firm, where he was responsible for the development and viral expansion of the company’s local digital marketing platform. In 2008 he founded Qualents, a leading provider of on-demand recruiting intel for the global staffing industry. He developed an intelligent recruiting platform to support top-tier staffing businesses in targeting passive candidates. The unique platform was developed to save hundreds of recruiting firms significant amounts of time and millions of dollars in sourcing qualified candidates.

Mr. Zacharin, 27, holds dual Bachelor’s degrees from the University of South Florida in Tampa Bay, Florida. He is considered by his industry peers to be a strong visionary implementer, and successful operational manager. He has proven himself in simplifying current infrastructures while saving money and adding capability and capacity. Having worked in various management positions for over 9 years, he has gained substantial experience in creating and overseeing the management of successful organizations, and has a broad understanding of the intricacies facing private and public companies.

Proposed Directors and Executive Officers

The following table sets forth information regarding the proposed directors and officers of our company assuming the closing of the Exchange Agreement:

Name and Address	Proposed Position	Age

Adam Adler	Chief Executive Officer and Director	27
Brian Tuffin	President and Director	45

Business Experience

The following is a brief account of the education and business experience of the proposed directors and executive officers assuming the closing of the Exchange Agreement during at least the past five (5) years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Adam Adler, Chief Executive Officer and Director

In 2005, Mr. Adler co-founded the Ultimate Social Network, Inc. and served as its CEO until its acquisition in 2007, producing the world’s largest modeling contest website, and eventually bringing the company to the public market. USNI partnered with the world-renown modeling agency Michele Pommier Talent Group, producing the Ultimate College Model. Mr. Adler and his team developed one of the most extensive modeling and networking databases on the net. The social networking and modeling contest website worked with many Fortune 500 companies, of which Mr. Adler built and maintained close relationships with.

Mr. Adler holds dual Bachelor’s degrees from the University of South Carolina in Columbia, South Carolina. Mr. Adler brings a strong business background to the Company, having worked in various management positions for over 8 years.  He has gained substantial experience in overseeing the management of diverse organizations, and has a broad understanding of the operational, financial and strategic issues facing public companies. Prior to attending USC, Mr. Adler played tennis on the ATP tour, traveling to over 20 countries and competing among the world's best athletes.

Brian Tuffin, President and Director

Mr. Tuffin began his career at Procter & Gamble in 1988 and advanced through several sales and marketing positions as he elevated through the consumer product giant, then PepsiCo, Kraft and SC Johnson over the next 20 years. Mr. Tuffin spent two years working around the world helping build global capabilities for SC Johnson prior to serving as President of the Canadian Company for SC Johnson from March 2000 to December 2004 where he led corporate performance 4 of his 5 years. In December 2004, Mr. Tuffin partnered with the Clairvest Group to acquire ObusForme and Moller Back Support Systems and created Integral Orthopedics Inc., an orthopedic consumer product manufacturer for which he served as the Chief Executive Officer until 2008. Since then, Mr. Tuffin has been an investor and operating board member in various medical & consumer products companies.

Mr. Tuffin has substantial industry and management experience, having served in senior management positions for the last 23 years.  He has experience in medical and consumer product fields and is uniquely qualified to bring strategic insight, experience and in-depth knowledge to the Board. Mr. Tuffin has a dual Bachelor of Science degree from The Ohio State University and is a proud Alumni of the Harvard Business School.

We currently have an employment agreement with Aitan Zacharin to serve as our Chief Marketing Officer and Chief Information Officer in an at-will capacity and to receive a base salary of Eighteen Thousand Dollars ($18,000) per month to be paid at such time as we have sufficient funds, and a sign-on bonus of 6,400,000 shares of our common stock.

It is anticipated that we will enter into employment agreements with each of Adam Adler and Brian Tuffin similar to the one entered into with Aitan Zacharin providing for service as an at-will employee with compensation of Eighteen Thousand Dollars ($18,000) per month to be paid at such time as we have sufficient funds.

Legal Proceedings

To our knowledge, there are no material pending legal proceedings, other than routine litigation incidental to our business, to which our company or our subsidiary is a party or of which our property is the subject.

Family Relationships

There are no family relationships between any of our directors and officers.

Involvement in Certain Legal Proceedings

None of our directors, executive officers, promoters or control persons, or our proposed directors or officers has been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, Federal or State authority, or the Commodity Futures Trading Commission, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission, self regulatory organization or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Corporate Governance

Our board of directors held no formal meetings during the fiscal year ended September 30, 2010. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

In its capacity as a nominating and audit committee, our board of directors has determined that neither Maurice E. Durschlag nor Aitan Zacharin are “independent” as the term is used in NASDAQ rule 5605(a)(2) as each is an executive officer of our company, but Erik Phillips is independent under such rule.

We currently do not have a person serving as our Chairman of the Board or a lead director and one of our three directors serves as our President, Secretary and Treasurer and another serves as our Chief Executive Officer. We do not have a formal policy regarding whether the same person should (or should not) serve as both the Chief Executive Officer and a board member. Due to the size of our company, we believe that this structure is appropriate. Our current structure is operating effectively to foster productive, timely and efficient communication among the directors and management. There are complete and open lines of communication with the management and independent director.

Our board of directors has an active role in overseeing management of our company’s risks. Our board regularly reviews information regarding our company’s strategy, finances and operations, as well as the risks associated with each. Our board is responsible for oversight of our company’s risks relating to accounting matters, financial reporting and legal and regulatory compliance. Our board undertakes, at least annually, a review to evaluate these risks.

Our board of directors has determined that we do not have an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Exchange Act of 1934.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have an audit committee or committee performing similar functions nor do we have a written audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committee can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President, Maurice E. Durschlag, at the address appearing on the first page of this Information Statement.

Transactions with Related Persons, Promoters and Certain Control Persons

Except as described below, our company has not entered into any transaction since the beginning of our last fiscal year, or any currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of our company’s total assets at year end for the last two completed fiscal years, and in which any of the following persons had or will have a direct or indirect material interest:

1.	any director or officer of our company;

2.	any proposed director of officer of our company;

3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or

4.
any immediate family member of such persons listed above which includes any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such person and any person (other than a tenant or employee) sharing the household of such person.

Maurice E. Durschlag, the Company’s President, former Chief Executive Officer, Secretary and Treasurer and a director, was Chief Executive Officer and a director of Efftec International, Inc. (“Efftec”) until April 1, 2010.  Our company had made a loan and owned shares of Efftec common stock.  At September 30, 2010 and 2009, we owned 542,761 and 8,000 shares of Efftec common stock, respectively, and had a note receivable in the amount of $55,089 with accrued interest of $2,730 at September 30, 2009.  During 2010, we received 20,000 shares of Efftec common stock for a management contract valued at $8,800, collected $6,500 in cash as partial payment on the note and received 624,761 shares of Efftec common stock in exchange for the balance of the note receivable and accrued interest.  We sold 110,000 shares of Efftec common stock for proceeds of $16,500 and realized a gain of $6,600 during 2010.

Our company received non-interest bearing advances from affiliates in the amounts of $31,660 at September 30, 2009, as detailed below.  MLM Concepts is owned 50% by Michael D. Pruitt, our former Chief Executive Officer and director.  Chef-on-the-Go is owned by a shareholder of our company.  We received additional advances of $31,650 in 2010 and the total of $63,310 was converted into convertible notes payable with interest at 12% per annum and convertible into common stock at $0.025 per share.

Ross Silvey was a director of our company and was also Chief Executive Officer and a director of North American Energy Resources, Inc. ("NAEY").  Director fees were accrued for Mr. Silvey in the amount of $3,000 in 2009.  Mr. Silvey ceased his direct involvement on the audit committee when our company ceased operation as a Business Development Company in January 2009.  Mr. Silvey is owed $2,500 at September 30, 2010 and 2009 for prior director fees.  Mr. Silvey resigned on February 1, 2010.

David Gordon was corporate counsel and billed legal fees of $32,681 in 2009 (none in 2010).  Mr. Gordon was owed $2,161 and $55,354 at September 30, 2010 and 2009, respectively.  Mr. Gordon owns 25% of ALT Energy, Inc.

Maurice E. Durschlag, our company’s President, former Chief Executive Officer, Secretary and Treasurer and a director, had accrued $12,000 and $16,227 for his services as CEO during 2010 and 2009, respectively.  Mr. Durschlag was owed $30,266 and $9,000 at September 30, 2010 and 2009, respectively.

On July 11, 2008, we issued 500,000 shares of our common stock to acquire 5% of ALT Energy, Inc., a private oil and gas company with gas reserves in Oklahoma.  The investment was valued at $24,500 based on the trading price of our company's common stock at that time.  As a result of a decline in gas prices, ALT's reserves were fully impaired during the quarter ended June 30, 2009.  Accordingly, our company fully impaired its investment at that time.  ALT is owned 25% by Mr. Gordon and 70% by Joel Holt, who is also a shareholder of our company.

On July 31, 2008, our company converted its loan with NAEY in the amount of $35,530, including accrued interest, into 153,000 shares of NAEY common stock.  On April 10, 2009, we issued a note payable to Avenel Financial Group ("AFG") in the amount of $100,000 to acquire an additional 149,936 shares of NAEY.  AFG is owned by Michael D. Pruitt and is an owner of 2,580,000 shares of our company's common stock.  The note had a balance of $100,000 with accrued interest of $2,844 at September 30, 2009.  During 2010, AFG and our company rescinded the transaction, the 149,936 shares were returned to AFG and the note was cancelled.  The 302,936 shares of NAEY were valued at $166,615 (unrealized gain of $31,085) at September 30, 2009 and the remaining 153,000 shares of NAEY were valued at $1,530 at September 30, 2010.

BJB Services, Inc., accountants for our company, and Jim Reskin, SEC counsel for our company, acted as co-compliance officers for our company from April 5, 2007 until January 20, 2009, which was the period during which our company was a Business Development Company.

Convertible notes payable to related parties and shareholders outstanding at September 30, 2010, include interest at 12% per annum and are convertible into common stock at the rate of $0.025 per share.  The convertible note payable at September 30, 2009 in the amount of $100,000 included interest at 6% and was convertible into common stock at the rate of $0.20 per share and was rescinded during 2010.

Compliance with Section 16(A) of the Securities Exchange Act Of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than ten percent (10%) of a registered class of our equity securities, to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than ten percent (10%) shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than ten percent (10%) shareholders filed the required reports in a timely manner.

Executive Compensation

The particulars of the compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the fiscal year ended September 30, 2010 and for the two year period prior thereto; and

(c)
up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the fiscal year ended September 30, 2010 and for the two year period prior thereto whom we will collectively refer to as the named executive officers of our company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year.

Summary Compensation Table – Fiscal Years Ended September 30, 2010 and 2009

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)

Maurice E. Durschlag President, Chief Executive Officer, Secretary, Treasurer, and Director (1)	2010 2009(2)	$12,000 $16,227	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Ross Silvey, Former Director(3)	2010 2009	Nil $3,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	Maurice E. Durschlag was appointed as our President, Chief Executive Officer, Secretary, Treasurer and one of our directors on March 30, 2007.
(2)	Mr. Durschlag is owed $30,266 and $9,000 respectively.
(3)	Mr. Silvey was a director of our company in 2009 and resigned in February 2010.

Options Grants During the Last Fiscal Year / Stock Option Plans

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or director during the fiscal year ended September 30, 2010.

Aggregated Options Exercises in Last Fiscal Year

No stock options have been exercised by any of the officers or directors during the fiscal year ended September 30, 2010.

Long-Term Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants during the fiscal year ended September 30, 2010.

Compensation of Directors

No director received or accrued any compensation for his or her services as a director since our inception.

We have no formal plan for compensating our directors for their services in their capacity as directors. Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We have not entered into any employment (or consulting) agreements or arrangements, whether written or unwritten, with our directors or executive officers other than Aitan Zacharin.

Indebtedness of Directors, Senior Officers, Executive Officers and Other Management

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

No Dissenters’ Rights

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the proposed Exchange Agreement.

No vote or other action is being requested of our company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Double Eagle Holdings, Ltd. has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

DOUBLE EAGLE HOLDINGS, LTD.

DATED: April 7, 2011	By:	/s/ Maurice E. Durschlag
Maurice E. Durschlag
President, Secretary, Treasurer and Director